Exhibit 5.1

ATTORNEYS AT LAW
One Maritime Plaza 20th Floor San Francisco, CA 94111-3580 Main 415 693-2000 Fax 415 951-3699
November 26, 2001
www.cooley.com
Digital River, Inc. 9625 West 76th Street Suite 150 Eden Prairie, MN 55344	MICHAEL J. SULLIVAN 415 693-2265 msullivan@cooley.com

Ladies and Gentlemen:

You have requested our opinion with respect to certain matters in connection with the filing by Digital River, Inc. (the "Company") of a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"), pursuant to the Asset Purchase Agreement dated as of September 24, 2001 (the "Agreement") by and between the Company and Orbit Commerce, Inc., covering the sale 927,939 shares of the Company's common stock (the "Shares").

In connection with this opinion, we have examined the Registration Statement, the Company's Certificate of Incorporation and Bylaws, each as amended and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares will have been validly issued, fully paid and nonassessable when issued in accordance with the Agreement.

We consent to the reference to our firm under the caption "Legal Matters" in the Prospectus included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD LLP

By:	/s/ MICHAEL J. SULLIVAN Michael J. Sullivan